UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: NOVEMBER 30, 2004                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 2004 AND 2003

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the nine months ended September 30, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)




                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2004            2003
                                                         $               $
                                                                     (AUDITED)
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,233,574       3,273,437
Amounts receivable and prepaids                         124,222          71,867
                                                   ------------    ------------
                                                      2,357,796       3,345,304

CAPITAL ASSETS (Note 3)                                 174,096          11,476

MINERAL RESOURCE INTERESTS (Note 4)                   3,690,713       1,564,937
                                                   ------------    ------------
                                                      6,222,605       4,921,717
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 62,677         138,853
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                7,441,761       5,529,478

CONTRIBUTED SURPLUS                                     621,683         278,333

DEFICIT                                              (1,903,516)     (1,024,947)
                                                   ------------    ------------
                                                      6,159,928       4,782,864
                                                   ------------    ------------
                                                      6,222,605       4,921,717
                                                   ============    ============



APPROVED BY THE DIRECTORS



/s/ DAVID HENSTRIDGE     , Director
-------------------------

/s/ NICK DEMARE          , Director
-------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                          SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

EXPENSES

Accounting and administration                             4,030          11,527          22,030          54,078
Audit                                                         -           1,969          11,007          13,441
Consulting                                                4,042          30,309          40,016          35,617
Depreciation                                              4,602               -           7,412               -
Fiscal advisory fees                                          -          13,060               -          31,085
Investor relations                                        6,250           6,000          19,750          18,000
Legal                                                       710          15,062          20,906          22,596
Management fees                                           9,450           5,600          24,450          15,600
Office                                                      (72)          7,642          41,092          24,965
Regulatory                                                2,223           6,420           7,383          15,038
Rent                                                      1,350               -           4,050               -
Salaries and benefits                                    11,537               -          31,827               -
Shareholder costs                                        19,850           1,126          44,472           7,288
Stock-based compensation                                101,740          44,202         380,140          49,643
Transfer agent                                            1,848           1,024          10,430           6,123
Travel and related                                       14,169          16,267         125,079          83,368
                                                   ------------    ------------    ------------    ------------
                                                        181,729         160,208         790,044         376,842
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (181,729)       (160,208)       (790,044)       (376,842)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest income                                           8,955           1,040          33,915           2,613
Write-off of mineral resource interests                       -               -         (92,564)              -
Foreign exchange                                        (12,085)        (12,251)        (29,876)        (16,856)
                                                   ------------    ------------    ------------    ------------
                                                         (3,130)        (11,211)        (88,525)        (14,243)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (184,859)       (171,419)       (878,569)       (391,085)

DEFICIT - BEGINNING OF PERIOD                        (1,718,657)       (484,209)     (1,024,947)       (264,543)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,903,516)       (655,628)     (1,903,516)       (655,628)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS
    PER COMMON SHARE                                     ($0.01)         ($0.02)         ($0.05)         ($0.05)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        16,713,474       8,278,883      16,041,900       7,677,396
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                          SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (184,859)       (171,419)       (878,569)       (391,085)
Adjustment for items not involving cash
    Stock-based compensation                            101,740          44,202         380,140          49,643
    Depreciation                                          4,602               -           7,412               -
    Write-off of mineral resource interests                   -               -          92,564               -
                                                   ------------    ------------    ------------    ------------
                                                        (78,517)       (127,217)       (398,453)       (341,442)
Decrease (increase) in amounts receivable
    and prepaids                                         10,107          42,228         (52,355)        (46,518)
Increase (decrease) in accounts payable
    and accrued liabilities                              (6,091)         (9,477)        (76,176)         (9,215)
                                                   ------------    ------------    ------------    ------------
                                                        (74,501)        (94,566)       (526,984)       (397,175)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests             (643,057)       (100,049)     (1,629,840)       (609,124)
Purchases of capital assets                              (2,501)              -        (170,032)              -
                                                   ------------    ------------    ------------    ------------
                                                       (645,558)       (100,049)     (1,799,872)       (609,124)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               445,891         590,800       1,286,993       1,107,340
Share issue costs                                             -         (30,940)              -         (37,240)
                                                   ------------    ------------    ------------    ------------
                                                        445,891         559,860       1,286,993       1,070,100
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS - DURING THE PERIOD                    (274,168)        365,245      (1,039,863)         63,801

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             2,507,742          84,234       3,273,437         385,678
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   2,233,574         449,479       2,233,574         449,479
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS IS
    COMPRISED OF:

    Cash                                                733,574         449,479         733,574         449,479
    Short-term deposit                                1,500,000               -       1,500,000               -
                                                   ------------    ------------    ------------   -------------
                                                      3,233,574         449,479       2,233,574         449,479
                                                   ============    ============    ============   =============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 8.


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004




                                                              MEXICO                   PERU
                                   --------------------------------------------    ------------
                                                                     JIMENEZ
                                   CINCO MINAS     GRAN CABRERA      DEL TEUL          TINKA          TOTAL
                                         $               $               $               $               $

BALANCE, BEGINNING OF PERIOD          1,296,441         175,932               -          92,564       1,564,937
                                   ------------    ------------    ------------    ------------    ------------
COSTS INCURRED DURING THE PERIOD

     EXPLORATION
     Assays                              41,894           6,992           3,950               -          52,836
     Camp costs                          38,284               -           8,774               -          47,058
     Communications                      16,604           1,389               -               -          17,993
     Drilling                           130,551               -               -               -         130,551
     Environmental                       18,832           2,148          17,600               -          38,580
     Field labour                             -               -           6,760               -           6,760
     Geological                         371,111          52,352          29,103               -         452,566
     Mine rights                          5,306           1,292          15,518               -          22,116
     Other                               30,964           6,058           7,190               -          44,212
     Scoping study                       29,903               -               -               -          29,903
     Site access                        105,426          29,947               -               -         135,373
     Topography                           1,618               -           1,934               -           3,552
     Travel                              33,413           2,555           1,435               -          37,403
     Wages                               98,474               -               -               -          98,474
     Water study                          5,884               -               -               -           5,884
                                   ------------    ------------    ------------    ------------    ------------
                                        928,264         102,733          92,264               -       1,123,261
     ACQUISITION                        330,238         291,905         472,936               -       1,095,079
                                   ------------    ------------    ------------    ------------    ------------
                                      1,258,502         394,638         565,200               -       2,218,340
                                   ------------    ------------    ------------    ------------    ------------
                                      2,554,943         570,570         565,200          92,564       3,783,277
WRITE-OFF OF MINERAL
     RESOURCE INTERESTS                       -               -               -         (92,564)        (92,564)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE, END OF PERIOD                2,554,943         570,570         565,200               -       3,690,713
                                   ============    ============    ============    ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

         Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for the next 12 months. However, the Company recognizes that exploration expenditures may change with ongoing results, and, as a result, it may be required to obtain additional financing. While the Company has been successful in securing financings in the past, there can be no assurance it will be able to do so in the future.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CAPITAL ASSETS


                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2004            2003
                                                         $               $

         Building                                       128,310               -
         Office                                          20,135           4,810
         Vehicles                                        34,106           7,709
                                                   ------------    ------------
                                                        182,551          12,519
         Less accumulated depreciation                   (8,455)         (1,043)
                                                   ------------    ------------
                                                        174,096          11,476
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       MINERAL INTERESTS

                                                SEPTEMBER 30, 2004                              DECEMBER 31, 2003
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Cinco Minas                    760,477       1,794,466       2,554,943         430,239         866,202       1,296,441
         Gran Cabrera                   461,037         109,533         570,570         169,132           6,800         175,932
         Jimenez del Teul               472,936          92,264         565,200               -               -               -
         Tinka                                -               -               -          88,073           4,491          92,564
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,694,450       1,996,263       3,690,713         687,444         877,493       1,564,937
                                   ============    ============    ============    ============    ============    ============

         a)       Cinco Minas, Mexico

                  By agreements dated July 6, 2002 and August 18, 2002, the Company has an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments and share issuances totalling US $2.5 million over a three year period.

                  See also Note 9(ii).

         b)       Gran Cabrera, Mexico

                  On October 23, 2002, the Company entered into an agreement whereby the Company has an option to earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US $45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US $2.5 million and issuing 750,000 common shares (500,000 shares issued) of the Company over a three year period.

         c)       Jimenez del Teul, Mexico

                  On June 3, 2004, the Company entered into an option agreement with Minera San Jorge S.A. de C.V. ("MSJ") to earn a 100% interest in mineral claims covering 1,795 hectares, located at the west-central side of Zacatecas state, Mexico. Under the terms of the agreement, the Company may earn a 100 % interest in the property, by assuming MSJ's obligations to the underlying property owners for a total of US $1.75 million over three years (US $1.026 million in the third year) and issuing a total of 1 million shares to MSJ, as follows:

                                     NUMBER
                                   OF SHARES

                                     200,000  July 29, 2004 (issued)
                                     200,000  July 29, 2005
                                     300,000  July 29, 2006
                                     300,000  July 29, 2007
                                   ---------
                                   1,000,000
                                   =========

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       MINERAL INTERESTS (continued)

                  The agreement also provides for the issuance by the Company of additional shares if project financing is arranged for commercial production. The number of shares will be one million shares if the resource is in excess of two million ounces of gold equivalent and a further one million shares if the resource is in excess of three million ounces. The Company will pay a NSR royalty of 1% - 3% depending on the ore grade in the final bankable feasibility study.

         d)       Tinka, Peru

                  On May 31, 2002, the Company entered into an agreement whereby the Company had an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company subsequently entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka Resources an option to earn a 70% interest in the option on the property. Under the Tinka HOA, Tinka Resources had agreed to assume the Company's share issuance obligations to the vendor, through the issuances of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. Tinka Resources has notified the Company that it has determined to terminate the Tinka HOA. The Company has reviewed its exploration budgets for the ensuing year and has also determined to terminate the option and, accordingly, wrote-off $92,564 of acquisition and exploration costs.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company which also trades on the TSXV.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL

         Authorized:  100,000,000 common shares with no par value

         Issued or allotted:                            SEPTEMBER 30, 2004              DECEMBER 31, 2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                14,451,200       5,529,478       6,824,000       1,218,726
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
             - private placements                             -               -       5,442,500       3,816,000
             - exercise of options                      158,000          72,600         218,000          43,371
             - exercise of warrants                   2,346,860       1,214,393       1,613,000         543,620
         Reallocation from contributed surplus
             on exercise of options                           -          36,790               -               -
         For agent's and finder's fees                        -               -         153,700         120,698
         For mineral properties                         510,000         588,500         200,000         136,000
                                                   ------------    ------------    ------------    ------------
                                                      3,014,860       1,912,283       7,627,200       4,659,689
         Less:  share issue costs                             -               -               -        (348,937)
                                                   ------------    ------------    ------------    ------------
                                                      3,014,860       1,912,283       7,627,200       4,310,752
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      17,466,060       7,441,761      14,451,200       5,529,478
                                                   ============    ============    ============    ============

         (a)      Stock Options

                  During the nine months ended September 30, 2004, the Company granted 743,000 stock options to employees, directors and consultants and recorded compensation expense of $380,140.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended September 30, 2004:


                        Risk-free interest rate        1.18%
                        Estimated volatility         82% - 86%
                        Expected life                1.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.51 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL (continued)

                  A summary of the Company's outstanding stock options at September 30, 2004, and the changes for the nine months ended September 30, 2004, is presented below:

                                                                     WEIGHTED
                                                      OPTIONS         AVERAGE
                                                    OUTSTANDING   EXERCISE PRICE
                                                                         $

                  Balance, beginning of period          898,400         0.47
                  Granted                               743,000         1.05
                  Exercised                            (158,000)        0.46
                  Cancelled                            (230,000)        0.52
                                                   ------------
                  Balance, end of period              1,253,400         0.80
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at September 30, 2004:

                                      NUMBER OF OPTIONS
                  EXERCISE             OUTSTANDING AND
                    PRICE                 EXERCISABLE          EXPIRY DATE
                      $

                    0.23                     171,000           July 15, 2005
                    0.52                      59,400           December 05, 2005
                    0.55                      80,000           December 19, 2005
                    0.57                     200,000           January 14, 2006
                    1.16                     355,000           January 19, 2007
                    1.14                      50,000           January 30, 2007
                    0.84                     238,000           July 05, 2007
                    1.10                     100,000           August 13, 2007
                                           ---------
                                           1,253,400
                                           =========

         (b)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at September 30, 2004, and the changes for the nine months ended September 30, 2004, is as follows:

                                                      NUMBER

                  Balance, beginning of period        6,870,500
                  Exercised                          (2,346,860)
                                                   ------------
                  Balance, end of period              4,523,640
                                                   ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL (continued)

                  The following table summarizes information about the warrants outstanding and exercisable at September 30, 2004:

                                    NUMBER
                                  OUTSTANDING
                    EXERCISE          AND
                     PRICE        EXERCISABLE  EXPIRY DATE
                       $

                      0.40          280,000    October 15, 2004
                      0.40          160,000    December 13, 2004
                      1.15          478,000    March 04, 2005
                  1.00 / 1.35       812,500    December 19, 2004 / June 19, 2005
                  1.00 / 1.35     2,793,140    December 23, 2004 / June 23, 2005
                                  ---------
                                  4,523,640
                                  =========

         (c) As at September 30, 2004, 252,600 common shares are held in escrow and will be released on May 27, 2005.


6.       RELATED PARTY TRANSACTION

         During the nine months ended September 30, 2004, the Company incurred a total of $89,580 for accounting, administration, consulting and management services and office rent provided by the President of the Company and by corporations controlled by a director of the Company. As at September 30, 2004, $8,408 remained unpaid and has been included in accounts payable and accrued liabilities.


7.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during the nine months ended September 30, 2004.

         The Company's total assets as at September 30, 2004, are segmented geographically as follows:

                                                                        SEPTEMBER 30, 2004
                                                   ------------------------------------------------------------
                                                                      MINERAL         MINERAL
                                                     CORPORATE      OPERATIONS      OPERATIONS
                                                      CANADA           PERU           MEXICO           TOTAL
                                                         $               $               $               $

         Current assets                               2,246,583               -         111,213       2,357,796
         Capital assets                                  14,174         125,906          34,016         174,096
         Mineral resource interests                           -               -       3,690,713       3,690,713
                                                   ------------    ------------    ------------    ------------
                                                      2,260,757         125,906       3,835,942       6,222,605
                                                   ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                       2004            2003
                                                         $               $
         Investing activity
             Expenditures on mineral properties        (588,500)       (136,000)
                                                   ============    ============

         Financing activities
             Shares issued for mineral properties       588,500         136,000
             Shares issued for finder's fee                   -           4,698
             Share issue costs                                -          (4,698)
             Shares issued on exercise of options        36,790           2,031
             Contributed surplus                        (36,790)         (2,031)
                                                   ------------    ------------
                                                        588,500         136,000
                                                   ============    ============

         Other supplementary cash flow information:

                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                       2004            2003
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


9.       SUBSEQUENT EVENTS

         Subsequent to September 30, 2004, the Company:

         i) issued 485,000 common shares for $269,000 on the exercise of stock options; and

         ii) issued 300,000 common shares pursuant to its option agreement on the Cinco Minas Project.

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at November 26, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and 2003 and the audited consolidated financial statements for the years ended December 31, 2003 and 2002 of Tumi Resources Limited (the "Company") where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

Jimenez del Teul Project

In September 2004, the Company commenced work on the core claims block at Jimenez centered on the Santa Clara silver mine and covering a northwest trending regional structure intersected by cross structures that have developed mineralized shears, breccias and stockwork zones. A grid covering an area of about 1.2 kilometres by 500 metres is being surveyed and detailed mapping and sampling of the zone of interest is underway. The grid will also allow appropriate geophysical surveys to be undertaken prior to commencing an initial drill program.

The Company has expanded its land position at Jiminez through the acquisition from Minera San Jorge S.A. de C.V. ("MSJ") of the San Jorge and El Arca mining concessions, located contiguously to the core block of Jimenez, in consideration of US $40,000 and 60,000 common shares.

Cinco Minas

In October 2004, an independent report the ("Report") was completed on the Cinco Minas property in Mexico. The Report has determined indicated and inferred silver and gold resources as follows:

CATEGORY   AG CUT-OFF   TONNES    AVG. GRADE  AVG. GRADE   OUNCES AG  OUNCES AU
             (G/T)    (MILLIONS)   AG (G/T)     AU (G/T)  (MILLIONS) (THOUSANDS)

Indicated     30         2.27       171.9      1.22          12.5       89.1
Inferred      30         0.4        137.9      1.07           1.8       13.8


The author of the Report (dated October 29, 2004), Mr. John Nebocat, P.Eng., is an independant qualified person pursuant to National Instrument 43-101 and the consulting geologist for the Company. The Report is available on the SEDAR website, www.sedar.com.

The classical "method of sections" technique was used and the salient parameters used in deriving the resource estimate were as follows:

   - A 30 g/t Ag, stand-alone cut-off was used; gold was not converted to a silver-equivalent grade. Management has determined that at this time no additional meaningful information would be derived from calculating the resource utilizing a range of silver cut-off grades.

   - Polygonal resource blocks were extrapolated midway between adjacent sections but not exceeding 25 metres from the section.

   - Polygonal resource blocks that extend outside the mineralized envelope were extrapolated midway between the section contained within the mineralized envelope and the nearest section outside the mineralized envelope, again not exceeding 25 metres from the section.

   - Where applicable, polygonal resource blocks within a section were extrapolated to a line that forms a symmetrical angular, or parallel, bisector between adjacent non-parallel or parallel drill holes, respectively.

   - An indicated resource block is defined as one not exceeding 25 metres from either side of the mineralized intercept(s) along the section line and not exceeding 25 metres perpendicularly from either side of the section line.

   - An inferred resource block is defined as one that occurs between 25 metres from, but not exceeding 50 metres from, a mineralized drill intercept. The inferred resource will be contiguous with an indicated resource block and will not exceed 25 metres perpendicularly from either side of the section line.

   - If a defined, or interpreted, structure offsets projected mineralized blocks between adjacent drill holes in a section, the polygons are ended at the structural break instead of the angular or parallel bisector.

   - If the maximum distance between adjacent mineralized drill holes in a section did not exceed 55 metres, then the extra 5 metres was included in the indicated resource category.

   - A density of 2.6 grams/cubic centimetre was used for calculating the tonnages of the mineralized, in situ vein/rock matter.

   - A density of 2.2 grams/cubic centimetre was used for calculating the tonnage of the mineralized backfill.

   - Forty-three drill holes, totaling 3,637.5 metres, and twelve underground workings, totaling 115.05 metres, and a total of 835 samples, averaging 2 metres in width, were used in the resource estimate.

The resource estimate contained in the Report derives from the study of data from three drilling campaigns undertaken by the Company between March 2003 and July 2004. The first phase program consisted of a total of 1,941 metres drilled, which included 1,688 metres of reverse circulation (RC) and 253 metres of diamond drilling (DD). 450 drill core and chip samples, 37 check standards and 42 duplicates check samples, were analyzed. The second phase of the drilling campaign included 14 RC holes totaling 1,411 metres, 213 drill chip samples were analyzed, including 14 check samples and 20 check standards. The third and last drill program to date totaled 1,604.8 metres using RC drilling and from the 22 drill holes completed in this drill program, 404 drill chip samples, 43 standards and 99 check samples, were analyzed.

All the samples are sent to GM LACME Laboratories in Guadalajara for preparation and sent to IPL (International Plasma Laboratories) in Vancouver for Au and Ag analysis by fire assay-atomic absorption method. Sample results greater than 1 g/t gold and silver values greater than 100 g/t were check assayed. During the first drill program two analytical sample standards, a gold standard and a silver standard, were introduced in the sample shipment sequence as roughly every tenth sample as well as duplicate check samples for each hole on average. For the second drill program approximately one duplicate check sample per drill hole was introduced in the sample shipment, and for the third drill programs there were a few more check samples introduced.

The historic El Abra mine area lies within a granted mining lease under the laws of Mexico and, at this time, the Company does not anticipate that the area surrounding Cinco Minas will be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

By agreements with MSJ, dated July 6, 2002 and August 18, 2002, the Company has an option to earn a 60% interest in the Cinco Minas mineral claims covering approximately 600 hectares, located in Jalisco, Mexico in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments and share issuances totalling US $2.5 million over a three year period. The Company also has the right to purchase the remaining 40% interest in the Cinco Minas claims.

Gran Cabrera

On October 20, 2004, the Company reported on the ongoing results of the exploration and reconnaissance of the Gran Cabrera Project area. This group of five concessions is comprised of 4,243 hectares and contains at least 18 historical silver mines that were last producing in the early part of the 20th Century. Company geologists have mapped the locations of many of the old silver mines known within the tenements found within two broad areas named Cabrera and Deseada. Each of the accessible mines was channel sampled and the results are as follows:

CABRERA AREA:

                                                  Average
                             Approx-   No. of      Width
                             imate     Channel     of all
                             Length    Samples    Samples
Adit (Mine) Name            of Adit     Taken      Taken         AG          AU
----------------            -------    -------    --------      -----      -----
                              (m)        (m)        (m)         (g/t)      (g/t)

Chorrillo Blanco Level 2        54          8       0.88        69.37       0.22
Chorrillo Blanco Level 3       110         11       0.95        92.72       0.49
El Huizache                    106         14       0.87        55.31       0.58
Hedionda                        10          4       1.03        57.67       0.20
La Cobriza No. 1                42          9       0.76       245.13       1.28
La Cobriza No. 2                14          4       0.65       554.58       2.05
La Peralta                      10          3       1.40       165.69       0.24
La Peralta No. 1               307         52       0.86       363.16       0.64
La Peralta No. 2               176         21       0.69       370.63       0.46
Los Negros                     237         14       0.71       198.09       0.38



LA DESEADA AREA:

                                                  Average
                             Approx-   No. of      Width
                             imate     Channel     of all
                             Length    Samples    Samples
Adit (Mine) Name            of Adit     Taken      Taken         AG          AU
----------------            -------    -------    --------      -----      -----
                              (m)        (m)        (m)         (g/t)      (g/t)

La Deseada                      26          4       1.13        85.66       0.22
La Espada                                   1       0.30       298.70       1.07
La Espada Principal             60         10       0.87        54.98       0.18
San Jose No. 1                  33          9       1.30        33.21       0.20
San Jose No. 2                  78         16       1.33       153.28       0.97
San Jose No. 3                 179         28       1.15        67.03       0.12

Interpretation of satellite imagery suggests Gran Cabrera group of more than 20 mines may be located in a major regional northwesterly trend transecting the margin of a large circular feature. This circular feature has been plotted on 1:50,000 scale topographic maps and independent ground verification by senior consulting geologists confirm the circular structure may be the margin of a large caldera with a diameter of approximately 5.4 to 7.0 kilometres. The majority of the known mines are in the apron or between an inner ring and outer ring structure measuring about 1600 meters in width.

The Company is focusing on identification of stockwork vein deposits and mineralized breccias associated with the vein deposits in order to identify drill targets.

Through an agreement with MSJ, the Company is earning a 60% interest and has the right to purchase the remaining 40% interest in the Gran Cabrera tenements. Mr. David Henstridge, FAusIMM, MAIG is the qualified person for the Gran Cabrera Project.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                        -----------------------------------    ------------------------------------------------    ---------
                                        2004                                         2003                            2002
                        -----------------------------------    ------------------------------------------------    ---------
                         SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31
                            $            $            $            $            $            $            $            $

OPERATIONS:

Revenues                        -            -            -            -            -            -            -            -
Net income (loss)        (184,859)    (242,220)    (451,490)    (369,319)     (17,419)     (99,994)    (119,672)    (186,310)
Basic and diluted
   loss per share           (0.01)       (0.02)       (0.03)       (0.04)       (0.02)       (0.01)       (0.02)       (0.07)
Dividends per share             -            -            -            -            -            -            -            -

BALANCE SHEET:

Working capital         2,295,119    2,573,303    2,812,290    3,206,451      458,103      125,509      468,451       304,797
Total assets            6,222,605    5,277,424    5,244,216    4,921,717    1,889,549    1,330,483    1,449,047       307,897
Total long-term
   liabilities                  -            -            -            -            -            -            -            -
                        -----------------------------------    ------------------------------------------------    ---------

RESULTS OF OPERATIONS

During the nine months ended September 30, 2004 ("2004"), the Company reported a loss of $878,569 ($0.05 per share), an increase of $487,484, compared to a loss of $391,085 ($0.05 per share) during the nine months ended September 30, 2003 ("2003"). A significant portion of the increase in loss in 2004 is attributed to the accounting of non-cash stock-based compensation on granting of stock options. During 2004, the Company recorded a non-cash compensation expense of $380,140 relating to stock options granted. In 2003, the Company recorded an expense of $49,643 for the vesting of stock options granted.

Excluding the stock-based compensation, general and administrative expenses of $409,904 were reported in 2004, an increase of $82,705 from $327,199 in 2003. In general, costs increased in 2004 due to the increase in corporate and exploration activities. In addition, during 2004, the Company incurred additional costs relating to office renovations and the hiring of one full-time employee. Accounting and administrative expenses incurred with Chase Management Ltd. ("Chase") decreased in 2004 by $32,048, from $54,078 in 2003 to $22,030 in
2004. During 2003, Chase provided significant accounting and professional services in the preparation of and on-going dealings with the Company's Form 20-F registration statements. Consulting fees, office expenses, travel expenses and shareholder costs increased in 2004 due to costs associated with increasing the Company's market awareness and corporate development. Trips were made to Europe during 2004.

During 2004, the Company reported $33,915 interest income compared to $2,613 in 2003. The interest income was generated from a short-term deposit held with an established financial institution, and increased due to higher levels of funds held in 2004 compared to 2003.

During 2004, the Company spent $1,629,840 cash on acquisition costs and exploration activities on its mineral interests. In total, the Company spent $1,258,502 on Cinco Minas, $112,138 on Gran Cabrera and $259,200 on Jimenez del Teul. Details of the exploration activities conducted in 2004 are described in "Exploration Projects" in this MD&A. During 2003, the Company incurred a total of $609,124 on Cinco Minas. During 2004, the Company decided to terminate the option agreement on the Tinka Prospect and wrote-off $92,564 of costs.

During 2004, the Company received $1,286,993 on the exercises of stock options and warrants. During 2003, a total of $1,028,760 was raised through private placements and $136,000 from the exercise of stock options.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at September 30, 2004, the Company had working capital of $2,295,119. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the annual consolidated financial statements for the year ended December 31, 2003.

CHANGES IN ACCOUNTING PRINCIPLES

The Company does not have any changes in accounting principles.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended September 30, 2004 the Company paid:

         i) $51,000 to David Henstridge for his services as President of the Company;

         ii) $22,030 for accounting and administrative services and $4,050 for office rent to Chase, a private corporation owned by Nick DeMare, a director of the Company; and

         iii) $12,500 for consulting services provided by DNG Capital Corp., a private corporation owned by Nick DeMare.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's material mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $2,500 and may be cancelled by either party on 15 days notice. During the nine months ended September 30, 2004, the Company paid $19,750 to Mr. Nicolaas.

OUTSTANDING SHARE DATA

The Company's authorized share capital is 100,000,000 common shares with no par value. As at September 30, 2004, there were 17,466,060 outstanding common shares compared to 14,451,200 shares outstanding at December 31, 2003. The increase reflects the success of the Company in raising new equity through the exercises of stock options and warrants. As at September 30, 2004, there were 1,253,400 stock options which were outstanding and exercisable, with exercise prices ranging from $0.23 and $1.16 per share. In addition, there were 4,523,640 warrants outstanding and which expire between October 15, 2004 and June 23, 2005 with exercise prices between $0.40 and $1.35 per share. More information on these instruments and the terms of their conversion are set out in Note 5 to the September 30, 2004 interim consolidated financial statements.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, DAVID HENSTRIDGE, CHIEF EXECUTIVE OFFICER of TUMI RESOURCES LIMITED, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Tumi Resources Limited for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    November 26, 2004

         /s/ David Henstridge
         -----------------------
         David Henstridge
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, HARVEY LIM, DIRECTOR and acting in the capacity of CHIEF FINANCIAL OFFICER of TUMI RESOURCES LIMITED., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Tumi Resources Limited for the interim period ending November 26, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    November 26, 2004


         /s/ Harvey Lim
         -----------------
         Harvey Lim
         Director



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